Via Facsimile and U.S. Mail
Mail Stop 4720

August 4, 2009

Mr. Curt S. Culver
Chairman of the Board and Chief Executive Officer
MGIC Investment Corporation
MGIC Plaza, 250 East Kilbourn Avenue
Milwaukee, WI 53202

Re: MGIC Investment Corporation
Form 10-K for the Period Ended December 31, 2008
Form 10-Q for the Quarterly Period Ended March 31, 2009
Definitive Proxy Statement on Schedule 14A filed April 23, 2009
File No. 001-10816

Dear Mr. Culver:

We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Period Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Consolidated Operations, page 61

1. We note the following statements on page 66: "In June 2008 we entered into a reinsurance agreement with an affiliate of HCC Insurance Holdings, Inc. The reinsurance agreement is effective on the risk associated with up to $50 billion of qualifying new insurance written each calendar year… We believe that

substantially all of our insurance committed to subsequent to April 1, 2008 will qualify under the reinsurance agreement." Please file this agreement as an exhibit to the filing, or provide us with a detailed analysis as to why you do not believe it should be considered a material agreement under Item 601(b)(10) of Regulation S-K.

Consolidated Financial Statements
4. Investments, page 119

2. Your auction rate securities portfolio of $523.9 million represents over 7% of invested assets and 22% of shareholders equity at year-end. Due to the inability to liquidate these investments at auctions please disclose the contractual maturities of your auction rate securities.

5. Fair Value Measurements, page 125

3. Please revise your disclosure to discuss the extent to which, and how, the information is obtained from the pricing services and used in developing the fair value measurements in the consolidated financial statements including:
    a. The nature and amount of assets you valued using broker/dealer quotes or prices you obtained from pricing services;
    b. The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;
    c. Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;
    d. The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;
    e. Whether the broker quotes are binding or non-binding; and
    f. The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

Item 13. Certain Relationships and Related Transactions, page 172

4. We note your statement that the information required by this section is included in the company's proxy statement; however, Note 3 to the Consolidated Financial Statements appears to include information regarding related party transactions that are not fully described, as required by Item 404 of Regulation S-K. Please provide proposed disclosure to be included in your 2009 proxy statement which discloses the required information as to all related party transactions, as defined by Item 404 of Regulation S-K, or tell us why the information provided in Note 3 is not required to be disclosed pursuant to Item 404.

Item 15. Exhibits and Financial Statements Schedules, page 173

5. Please file the October 2008 amendment to the company's postretirement benefits plan as an exhibit to your next periodic filing.

Definitive Proxy Statement on Schedule 14A filed April 23, 2009

Benchmarking, page 19

6. Please provide proposed disclosure to be included in your 2009 proxy statement disclosing the names of the "various published compensation surveys" reviewed in connection with the company's executive compensation practices.

Performance Based Restricted Equity, page 21

7. We note the three performance goals listed on page 21 relating to performance based restricted equity awards. Please confirm that in your 2009 proxy statement you will quantify all performance goals applicable to the company's named executive officers rather than just listing the financial performance components to be considered.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations
Realized Losses, page 36

8. Regarding the investment losses realized during the quarter ended March 31, 2009, disclose how the sale of investments at losses is consistent with your assertion as of December 31, 2008 that you have the ability and intent to hold securities in unrealized loss positions until recovery and that unrealized losses as of March, 31, 2009 are temporary in nature. Please also disclose the factors that contributed to the sale of fixed maturity securities of $738 million equivalent to almost 10% of your investment portfolio in one quarter.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Laura Crotty, Staff Attorney at (202) 551-3563 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant